Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Income before income taxes	$455,716	$680,942	$628,067	$597,410	$463,606

Fixed charges:

Interest expense	1,636,531	1,241,652	840,754	749,550	863,553
Estimated interest component of net rental payments	31,047	27,454	25,068	22,940	19,963

Total fixed charges including interest on deposits	1,667,578	1,269,106	865,822	772,490	883,516

Less: Interest on deposits	580,094	430,813	330,351	342,891	432,415

Total fixed charges excluding interest on deposits	1,087,484	838,293	535,471	429,599	451,101

Income before income taxes and fixed charges(including interest on deposits)	$2,123,294	$1,950,048	$1,493,889	$1,369,900	$1,347,122

Income before income taxes and fixed charges (excluding interest on deposits)	$1,543,200	$1,519,235	$1,163,538	$1,027,009	$914,707

Preferred stock dividends	11,913	11,913	11,913	9,919	2,510

Ratio of earnings to fixed charges

Including Interest on Deposits	1.3	1.5	1.7	1.8	1.5

Excluding Interest on Deposits	1.4	1.8	2.2	2.4	2.0

Ratio of earnings to fixed charges & Preferred Stock Dividends

Including Interest on Deposits	1.3	1.5	1.7	1.7	1.5

Excluding Interest on Deposits	1.4	1.8	2.1	2.3	2.0